Dear Unitholders,

2011 was a milestone year for Brookfield Canada Office Properties (“BOX”) (TSX: BOX.UN, NYSE: BOXC), our first full year operating as a real estate investment trust (REIT). In addition to another year of solid operating and financial results, we executed a major transaction in the latter part of the year, acquiring a 25% interest in nine office buildings, including the prestigious First Canadian Place in Toronto, and six properties in a new market, our nation’s capital, Ottawa.

Our newest properties are:

TORONTO

First Canadian Place

151 Yonge St.

2 Queen St. East

OTTAWA

Place de Ville I (two buildings)

Place de Ville II (two buildings)

Jean Edmonds Towers (two buildings)

Today, we are invested in 28 office properties totaling 20.7 million square feet across Toronto, Ottawa, Calgary and Vancouver. We truly believe that Brookfield Canada Office Properties provides the best option for those wishing to invest in the most prestigious office properties around the country.

FINANCIAL HIGHLIGHTS

(MILLIONS, EXCEPT PER-UNIT AMOUNTS)	2011	2010	2009
Results of Operations
Total revenue	$446.7	$427.4	$372.7
Net income (loss)	355.4	329.0	(221.3)
Funds from operations	127.0	119.2	113.1
Adjusted funds from operations	95.4	82.3	85.3
Distributions	100.7	59.6	—
Per unit amounts-attributable to unitholders
Net income (loss)	$3.81	$3.53	$(2.37)
Funds from operations	1.36	1.28	1.21
Adjusted funds from operations	1.02	0.88	0.92
Distributions	1.08	0.64	—
(MILLIONS, EXCEPT PER-UNIT AMOUNTS)	2011	2010	2009
Balance sheet data
Total assets	$4,698.1	$4,007.2	$3,740.7
Commercial properties	4,637.9	3,965.0	3,673.4
Commercial property debt	1,980.3	1,591.8	1,596.2
Total equity	2,610.9	2,344.9	2,065.8
Value per Trust unit	28.01	25.16	22.17

FINANCIAL PERFORMANCE

Funds From Operations (FFO) was $127.0 million in 2011, a 7% increase from the 2010 total of $119.2 million. Commercial property net operating income likewise increased by 7% year-over-year, from $219.5 million in 2010 to $234.6 million in 2011.

Net income, which under IFRS measures changes in the fair values of an entity’s assets, increased to $355.4 million, up 8% from the 2010 total of $329 million.

LEASING

BOX achieved a full-year leasing total of 2.9 million square feet and our occupancy rate finished the year at 96.2%. On a same-property basis, excluding the acquisition of the Canadian Office Fund assets, occupancy increased to 97.7%, up 60 basis points from year-end 2010. This rate compares favourably with the Canadian national average of 92.7%.

In addition, BOX reduced its same-property 2012 lease-expiry exposure by 4.1% to 2.0% and reduced its lease-expiry exposure through 2015 by 19%, ensuring stability of future cash flows.

This strong performance is attributable to both our proactive leasing efforts as well as solid commercial real estate fundamentals in our core operating markets.

Leasing highlights for 2011 include:

•	A 10-year renewal with Talisman Energy for 527,000 square feet at Bankers Hall, Calgary.
•	An average 14-year renewal and expansion with Enbridge Inc. for 300,000 square feet at Fifth Avenue Place, Calgary.
•	A three-year renewal and expansion with the Department of Justice for 204,000 square feet at Exchange Tower, Toronto.
•	An average 17-year renewal and expansion with Suncor Energy Inc. for 196,000 square feet at Suncor Energy Centre, Calgary.
•	A 15-year renewal with Osler, Hoskin & Harcourt for 191,000 square feet at First Canadian Place, Toronto.
•	A 12-year renewal with Bennett Jones Services Ltd for 161,000 square feet at Bankers Hall, Calgary.
•	An 11-year renewal with Lombard Canada Ltd. for 144,000 square feet at 105 Adelaide St.
•	An average seven-year renewal and expansion with Citco Inc. for 116,000 square feet at Hudson’s Bay Centre.

CAPITAL INITIATIVES

Taking advantage of the attractive interest-rate environment, we executed several capital initiatives of note during 2011, including:

•	New financing on Bay Adelaide Centre West Tower for $405 million. The financing holds a 10-year term at a fixed rate of 4.426%. The new loan was used to repay the existing construction financing.

•	Refinancing of Fifth Avenue Place in Calgary with 10-year first mortgage bonds totaling $350 million (BOX’s share: $175 million) generating net proceeds of $109 million. The bonds were given an ‘A’ rating by DBRS and bear interest at 4.71% per annum.

•	Refinancing of Queen’s Quay Terminal in Toronto for $90 million, generating net proceeds of $58 million. The new loan has a 10-year term maturing April 1, 2021, and bears interest at 5.40% per annum.

•	Increasing BOX’s liquidity by securing a new $125 million corporate credit facility, which was subsequently upsized to $200 million following year-end.

The proceeds of these financing initiatives were used to acquire the 25% interest in the nine office properties mentioned earlier in this letter, which at the time of the transaction had a total asset value of $362 million.

SUSTAINABILITY

We continue the comprehensive greening of our office portfolio in an effort to curtail energy use and carbon emissions, and lower operating costs. Our newest trophy building – First Canadian Place – is in the final stages of a recladding and renovation project that will make it one of most environmentally responsible office buildings in the country.

In 2012, BOX anticipates achieving LEED (Leadership in Energy and Environmental Design) certification at the following properties:

•	Brookfield Place, Toronto: LEED EB:OM Gold
•	Exchange Tower, Toronto: LEED EB:OM Gold
•	HSBC Building, Toronto: LEED EB:OM Gold
•	First Canadian Place, Toronto: LEED EB:OM Gold
•	Bankers Hall, Calgary: LEED EB:OM Gold
•	Suncor Energy Centre, Calgary: LEED EB:OM Gold
•	Fifth Avenue Place, Calgary: LEED EB:OM Gold
•	Royal Centre, Vancouver: LEED EB:OM Silver

LEADERSHIP

In June, Tom Farley stepped down as BOX’s Chief Executive Officer to take on a global asset management role with the Trust’s majority shareholder, Brookfield Office Properties (TSX, NYSE: BPO). Tom remains on the BOX leadership team as Chairman of the Board of Trustees. At that time, I was appointedChief Executive Officer of BOX, and I’m pleased to pen this letter to you personally for the first time. I also took a seat on the Board as we expanded to a group of seven Trustees.

We also were happy to welcome back Bryan Davis as Chief Financial Officer, replacing Rael Diamond, who was appointed to that same role with a Brookfield affiliate.

TRADING ON NYSE

Subsequent to the end of the year, BOX units began trading on the New York Stock Exchange (NYSE) under the stock symbol “BOXC.” We feel that listing on the NYSE will open up the opportunity to a wider range of investors looking to invest in the best commercial office properties in Canada.

NAME CHANGE

Also subsequent to year-end, we officially changed the name of the REIT to “Brookfield Canada Office Properties.” The reasoning behind the change is to limit confusion with the parent company (Brookfield Office Properties Inc.) and to further emphasize BOX’s purely Canada-focused operating strategy.

2012 OUTLOOK & PRIORITIES

The outlook for 2012 is encouraging as BOX moves forward as Brookfield’s pure-play Canadian office property vehicle. Fundamentals remain strong in our core markets, allowing us to sustain cash flows and high occupancy rates backed by long-term leases.

We will continue to seek lease renewals ahead of expiries, and maintain our financial flexibility through various initiatives in the capital markets.

On behalf of our employees and the Board of Trustees, I thank you for your continued support.

Sincerely,

Jan Sucharda

Chief Executive Officer

March 7, 2012

PORTFOLIO BY CITY

Brookfield Canada Office Properties' portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet, including 4.0 million square feet of parking. Landmark properties include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary.

(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE AREA	PARKING	TOTAL	OWNERSHIP INTEREST %	OWNED INTEREST
TORONTO
First Canadian Place	1	90.7%	2,379	232	2,611	169	2,780	25%	695
Bay Wellington Tower	1	97.7%	1,297	42	1,339	—	1,339	100%	1,339
Brookfield Place Retail & Parking(1)	1	97.6%	—	52	52	690	742	56%	412
Bay Adelaide Centre West Tower	1	91.2%	1,155	37	1,192	382	1,574	100%	1,574
Exchange Tower	1	95.3%	963	66	1,029	131	1,160	50%	580
Hudson's Bay Centre	1	99.8%	536	209	745	186	931	100%	931
2 Queen St. E	1	97.0%	448	16	464	81	545	25%	136
Queen’s Quay Terminal	1	97.0%	427	78	505	—	505	100%	505
151 Yonge St.	1	64.6%	289	11	300	72	372	25%	93
105 Adelaide St. West	1	97.7%	177	7	184	48	232	100%	232
HSBC Building	1	100.0%	188	6	194	31	225	100%	225
22 Front St. West	1	100.0%	136	8	144	—	144	100%	144
	12	93.5%	7,995	764	8,759	1,790	10,549		6,866
OTTAWA
Place de Ville I	2	100.0%	570	12	582	502	1,084	25%	271
Place de Ville II	2	99.2%	597	12	609	433	1,042	25%	261
Jean Edmonds Towers	2	100.0%	541	13	554	95	649	25%	162
	6	99.7%	1,708	37	1,745	1,030	2,775		694
CALGARY
Bankers Hall	3	99.6%	1,944	224	2,168	409	2,577	50%	1,289
Bankers Court	1	99.4%	256	7	263	62	325	50%	163
Suncor Energy Centre	2	98.6%	1,710	22	1,732	220	1,952	50%	976
Fifth Avenue Place	2	99.9%	1,430	46	1,476	206	1,682	50%	841
	8	99.4%	5,340	299	5,639	897	6,536		3,269
VANCOUVER
Royal Centre	1	96.5%	493	96	589	264	853	100%	853
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL PORTFOLIO	28	96.2%	15,536	1,199	16,735	3,981	20,716		11,685

(1) Brookfield Canada Office Properties owns a 56% interest in the parking operations and a 50% interest in the retail operations.

Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
PART I OBJECTIVES AND FINANCIAL HIGHLIGHTS	4
PART II FINANCIAL STATEMENT ANALYSIS	9
PART III RISKS AND UNCERTAINTIES	22
PART IV CRITICAL ACCOUNTING POLICIES AND ESTIMATES	25
PART V BUSINESS ENVIRONMENT AND OUTLOOK	28
MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS	30
INDEPENDENT AUDITOR’S REPORT	31
CONSOLIDATED FINANCIAL STATEMENTS	32
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	36
UNITHOLDER INFORMATION	48
SELECTED FINANCIAL AND OPERATIONAL INFORMATION	49
BOARD OF TRUSTEES AND OFFICERS	50

Brookfield Canada Office Properties	2

FORWARD-LOOKING STATEMENTS

This annual report to unitholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs the management of Brookfield Canada Office Properties. In some cases, forward-looking statements can be identified by terminology such as “may ,” “will ,” “expect ,” “plan ,” “anticipate ,” “believe ,” “intend ,” “estimate ,” “predict ,” “forecast ,” “outlook ,” “potential ,” “continue ,” “should,” “likely ,” or the negative of these terms or other comparable results, performance, or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information, because they involve assumptions, known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Brookfield Canada Office Properties to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely properties and re-leasing of occupied square footage upon expiration; estate development and acquisition activity; the ability to integrate acquisitions effectively; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust’s accounting policies -to-period comparisons and of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada and the United States, including the Annual Information Form under the heading Brookfield Canada Office Properties “Business of Risk Factors”. The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

3	2011 Annual Report

Management’s Discussion and Analysis of Financial Results

March 5, 2012

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2011, includes material information up to March 5, 2012. Financial data provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX” or the “Trust”) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”) on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired the interests of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”) in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 32 of this report. In our discussion of operating performance, we refer to commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Adjusted funds from operations is defined as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Commercial property net operating income is an important measure that we use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing real estate. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. We provide the components of commercial property net operating income on page 17, a reconciliation of net income to funds from operations and adjusted funds from operations on page 20, and a reconciliation of cash generated from operating activities to adjusted funds from operations on page 20. Commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com.

OVERVIEW OF THE BUSINESS

The Trust invests and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver.

At December 31, 2011, the fair value of BOX’s total assets was $4,698.1 million. During 2011, we generated $355.4 million of net income ($3.81 per unit), $127.0 million of funds from operations ($1.36 per unit), and $95.4 million of adjusted funds from operations ($1.02 per unit).

Brookfield Canada Office Properties	4

FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

(Millions, except per-unit amounts)	2011	2010
Results of operations
Total revenue	$446.7	$427.4
Net income	355.4	329.0
Funds from operations	127.0	119.2
Adjusted funds from operations	95.4	82.3
Distributions	100.7	59.6
Per unit amounts – attributable to unitholders
Net income	3.81	3.53
Funds from operations	1.36	1.28
Adjusted funds from operations	1.02	0.88
Distributions	1.08	0.64

(Millions, except per-unit amounts)	Dec. 31, 2011	Dec. 31, 2010
Balance sheet data
Total assets	$4,698.1	$4,007.2
Investment properties	4,637.9	3,965.0
Commercial property and corporate debt	1,980.3	1,591.8
Total equity	2,610.9	2,344.9
Value per Trust unit	28.01	25.16

COMMERCIAL-PROPERTY OPERATIONS

Our strategy is to own premier properties in dynamic and supply-constrained markets with high barriers to entry, creating one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 28 properties totaling 20.7 million square feet, including 4.0 million square feet of parking. Our markets are the financial, government and energy sectors in the cities of Toronto, Ottawa, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

The following table summarizes our investment property portfolio by region:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt (Millions)	Net Book Equity(1) (Millions)
Eastern region	19	13,327	7,563	$2,947.3	$390	$1,277.6	$1,669.7
Western region	9	7,389	4,122	1,690.6	410	702.7	987.9
Total	28	20,716	11,685	$4,637.9	$397	$1,980.3	$2,657.6

(1) Excludes working capital.

On December 1, 2011, we acquired from our parent company, BPP, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa (the “Acquired Assets” or the “Acquisition”). The purchase price of $362.1 million was based on the fair values of the Acquired Assets as at December 1, 2011, which were valued by management and supported by valuations prepared by qualified external valuation professionals. The Acquisition was funded through existing liquidity and assumption of debt of $140.0 million.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Imperial Oil and Talisman Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 22.

5	2011 Annual Report

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 6.3% of our leases, on average, mature annually up to 2015.

Our average lease term is nine years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	630	3.8		569	6.5		5	0.3
2012	394	2.4	$28	284	3.2	$27	13	0.7	$22
2013	1,798	10.7	23	436	5.0	30	1,151	66.0	20
2014	389	2.3	31	302	3.4	30	9	0.5	26
2015	1,626	9.7	25	522	6.0	32	547	31.3	15
2016	1,744	10.4	27	935	10.7	30	6	0.4	20
2017	597	3.6	30	481	5.5	30	—	—	—
2018	543	3.2	32	363	4.1	30	—	—	—
2019 & beyond	9,014	53.9	30	4,867	55.6	27	14	0.8	25
Parking	3,981	—	—	1,790	—	—	1,030	—	—
Total	20,716	100.0		10,549	100.0		2,775	100.0
Average market net rent(2) (3)			$30			$30			$22

Calgary, Alberta				Vancouver, B.C.			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	35	0.7		21	3.6		—	—
2012	61	1.1	$33	36	6.2	$22	—	—	$—
2013	106	1.9	32	104	17.7	22	1	33.3	32
2014	53	0.9	37	25	4.2	27	—	—	—
2015	482	8.5	29	75	12.7	25	—	—	—
2016	758	13.4	22	45	7.6	27	—	—	—
2017	68	1.2	26	48	8.1	24	—	—	—
2018	169	3.0	36	11	1.9	36	—	—	—
2019 & beyond	3,907	69.3	34	224	38.0	13	2	66.7	28
Parking	897	—	—	264	—	—	—	—	—
Total	6,536	100.0		853	100.0		3	100.0
Average market net rent(2)			$34			$32			$25

(1) Net rent at expiration of lease.

(2) Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 19 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3) Average market net rent for Toronto reflects higher market rents for Bay Wellington Tower and Bay Adelaide Centre, which compose 29% of BOX’s exposure in Toronto.

Brookfield Canada Office Properties	6

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Commercial property net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Net income per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 17 of this MD&A.

Commercial property net operating income

Commercial property net operating income is defined as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

We define funds from operations as net income prior to one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of net income to funds from operations on page 20.

Adjusted Funds from Operations

Adjusted funds from operations is defined as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Adjusted funds from operations is a widely used measure used to assess an entity’s ability to pay distributions. We provide a reconciliation of funds from operations to adjusted funds from operations on page 20. We also provide a reconciliation of cash generated from operating activities to adjusted funds from operations on page 20.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

Although we believe funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, adjusted funds from operations, commercial property net operating income, and net income are all relevant measures.

7	2011 Annual Report

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, commercial property net operating income, funds from operations, and adjusted funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

Brookfield Canada Office Properties	8

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $4,698.1 million at December 31, 2011 (compared to $4,007.2 million at December 31, 2010). The following is a summary of our assets:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets
Investment properties	$4,637.9	$3,965.0

Current assets
Tenant and other receivables and other assets	24.7	21.8
Cash and cash equivalents	35.5	20.4
	60.2	42.2
Total	$4,698.1	$4,007.2

INVESTMENT PROPERTIES

Investment properties comprise our direct interests in wholly owned commercial properties and our proportionate share in jointly controlled commercial properties.

The fair value of our investment properties was $4,637.9 million as at December 31, 2011 (compared to $3,965.0 million at December 31, 2010). The increase in value of investment properties is primarily attributable to the Acquisition during the fourth quarter of 2011 as well as increases at Bay Adelaide Centre West Tower and Bay Wellington Tower in Toronto, Suncor Energy Centre in Calgary, and Royal Centre in Vancouver during the year ended December 31, 2011.

A breakdown of our investment properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	Dec. 31, 2011	Dec. 31, 2010
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	19	13,327	7,563	$2,947.3	$2,380.1
Western region	9	7,389	4,122	1,690.6	1,584.9
Total investment properties	28	20,716	11,685	$4,637.9	$3,965.0
Fair value per Sq. ft.				$397	$388

The key valuation metrics for our investment properties are as follows:

	December 31, 2011				December 31, 2010
	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	$390	6.6%	6.1%	11	$390	6.7%	6.2%	12
Western region	410	6.8%	6.3%	10	385	7.0%	6.4%	10
Average	$397	6.7%	6.2%	11	$388	6.9%	6.3%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Properties Management Corporation. For the year ended December 31, 2011, such expenditures totaled $50.8 million (compared to $38.9 million in 2010). The increase is primarily related to tenant installation costs incurred on the lease-up of space at Bay Adelaide Centre West Tower, Suncor Energy Centre, Fifth Avenue Place, Bay Wellington Tower and Bankers Hall.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2011 totaled $17.9 million (compared to $12.6 million in 2010). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our investment properties. Capital expenditures include non-sustaining capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and sustaining expenditures, which are those required in order to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity. For the year ended December 31, 2011, non-sustaining capital expenditures primarily consist of washroom upgrades and fire alarm system upgrades at various properties and the re-cladding project at First Canadian Place. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the year ended December 31, 2011, $10.6 million of our total capital expenditures were recoverable, compared with $7.3 million during the prior year.

9	2011 Annual Report

The following table summarizes the second-generation leasing commissions, sustaining capital expenditures, and tenant improvements recorded on our investment properties during the year ended December 31, 2011, as well as the normalized level of activities. The normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years. Second-generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants. Refer to the reconciliation of funds from operations to adjusted funds from operations on page 20.

For the year ended December 31, 2011, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Bay Wellington Tower, Exchange Tower, 105 Adelaide St. West, Hudson’s Bay Centre, Bankers Hall, Suncor Energy Centre, Fifth Avenue Place, and Royal Centre, and tenant improvements at Bankers Court and Suncor Energy Centre related to tenant build-outs.

			Normalized annual activities
(Millions)	2011	2010	2011
Second-generation leasing commissions and tenant improvements	$33.0	$23.4	$15.2
Sustaining capital expenditures	3.2	4.5	3.6
Total	$36.2	$27.9	$18.8

The following table summarizes the changes in value of our investment properties during the year ended December 31, 2011:

(Millions)	Dec. 31, 2011
Beginning of year	$3,965.0
Additions:
Investment property acquisitions	362.1
Capital expenditures and tenant improvements	43.1
Leasing commissions	15.6
Tenant inducements	10.0
Fair value gains	229.3
Other changes	12.8
End of year	$4,637.9

TENANT AND OTHER RECEIVABLES

Tenant and other receivables increased to $17.5 million at December 31, 2011, from $15.4 million at December 31, 2010.

OTHER ASSETS

The components of other assets are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Prepaid expenses and other assets	$6.4	$5.6
Restricted cash	0.8	0.8
Total	$7.2	$6.4

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At December 31, 2011, cash balances were $35.5 million, compared to $20.4 million at December 31, 2010.

Brookfield Canada Office Properties	10

LIABILITIES AND EQUITY

Our asset base of $4,698.1 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Liabilities
Non-current liabilities
Commercial property and corporate debt	$1,748.2	$1,066.4

Current liabilities
Commercial property and corporate debt	232.1	525.4
Accounts payable and other liabilities	106.9	70.5
	2,087.2	1,662.3

Equity
Unitholders’ equity	718.8	644.1
Non-controlling interest	1,892.1	1,700.8
	2,610.9	2,344.9
Total liabilities and equity	$4,698.1	$4,007.2

COMMERCIAL PROPERTY AND CORPORATE DEBT

Commercial property and corporate debt (current and non-current) totaled $1,980.3 million at December 31, 2011 (compared to $1,591.8 million at December 31, 2010). Commercial property and corporate debt at December 31, 2011 had a weighted-average interest rate of 5.5%. Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our commercial property and corporate debt portfolio with the average lease term of our properties. At December 31, 2011, the average term to maturity of our commercial property and corporate debt was five years, compared to our average lease term of nine years.

During the first quarter of 2011, we completed the refinancing of Queen’s Quay Terminal in Toronto for $90.0 million, generating net proceeds of $58.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing April 1, 2021, and bears interest at 5.40% per annum.

During the second quarter we established bilateral agreements with five Canadian chartered banks for an aggregate revolving unsecured credit facility of $125.0 million with a three-year term and one one-year extension option and bears interest at bankers’ acceptance plus 2%. As of December 31, 2011, the balance drawn on these facilities was $120.0 million.

During the third quarter of 2011, we completed the refinancing of Fifth Avenue Place in Calgary for $175.0 million, generating net proceeds of $109.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing August 5, 2021, and bears interest at 4.71% per annum.

During the fourth quarter of 2011, the construction financing on Bay Adelaide Centre West Tower in Toronto was repaid and replaced with permanent financing totaling $405.0 million. The new loan has a 10-year term maturing December 21, 2021, and bears interest at 4.426% per annum.

11	2011 Annual Report

The details of commercial property and corporate debt at December 31, 2011, are as follows:

		Interest	Maturity	BOX’s Share
	Location	Rate %	Date	(Millions)	Mortgage Details
Commercial Property
Exchange Tower	Toronto	6.8	April 2012	$55.7	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	112.5	Non-recourse - fixed rate
151 Yonge St.	Toronto	6.0	July 2012	10.1	Non-recourse - fixed rate
HSBC Building	Toronto	8.2	October 2012	20.5	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	5.3	February 2013	21.2	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.4	April 2013	254.1	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.8	April 2013	61.4	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	5.2	May 2013	106.5	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	10.2	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	151.1	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	5.6	January 2014	0.6	Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	6.4	June 2014	210.2	Non-recourse - fixed rate
First Canadian Place	Toronto	5.4	December 2014	74.7	Non-recourse - fixed rate
2 Queen St. E	Toronto	5.6	December 2017	28.6	Non-recourse - fixed rate
22 Front St. West	Toronto	6.2	October 2020	18.8	Non-recourse - fixed rate
Bankers Court	Calgary	5.0	November 2020	46.9	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.4	April 2021	88.8	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.7	August 2021	175.0	Non-recourse - fixed rate
Bay Adelaide Centre West Tower	Toronto	4.4	December 2021	405.0	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.8	January 2024	15.6	Non-recourse - fixed rate

Corporate
$125M Corporate Revolver(3)	—	3.3	June 2014	120.0	Recourse - floating rate
		5.5		1,987.5
Premium on assumed mortgages				1.4
Deferred financing costs				(8.6)
Total		5.5		$1,980.3

(1) This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million. A two-year extension option that extends the maturity to May 2015 is available to the Trust provided that certain debt service and loan-to-value thresholds are met.

(2) This loan includes a $33.4 million unsecured loan payable to the property’s joint venture partner.

(3) A one-year extension option that extends the maturity to June 2015 is available to the Trust provided that no material defaults have occurred.

Commercial property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2011
2012	$36.5	$195.6	$232.1	5.9%
2013	24.9	584.1	609.0	6.4%
2014	18.6	387.9	406.5	5.3%
2015	15.3	—	15.3	—%
2016	16.1	—	16.1	—%
2017 and thereafter	89.3	612.0	701.3	4.7%
Total	$200.7	$1,779.6	$1,980.3	5.5%

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period
(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property and corporate debt(1)	$1,980.3	$232.1	$1,015.5	$31.4	$701.3
Interest expense – commercial property and corporate debt(2)	433.8	98.1	120.7	68.3	146.7
Minimum rental payments - ground leases(3)	550.2	7.5	15.1	15.1	512.5
	$2,964.3	$337.7	$1,151.3	$114.8	$1,360.5

(1) Net of transaction costs.

(2)Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.

(3) Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

Brookfield Canada Office Properties	12

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by one credit rating agency, Dominion Bond Rating Service Inc. (“DBRS”). We are committed to arranging our affairs to maintain this rating and improve further over time.

Our credit rating at December 31, 2011, and at the date of this report was:

DBRS
Issuer Rating	BBB(stable)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit rating presented is not a recommendation to purchase, hold or sell our Trust Units, as such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 16 of the consolidated financial statements.

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $106.9 million at December 31, 2011 (compared to $70.5 million at December 31, 2010). The increase is primarily related to the Acquired Assets, the placement of semi-annual debt at Fifth Avenue Place during 2011, and timing of accrued liabilities.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Accounts payable and accrued liabilities	$93.1	$60.8
Accrued interest	13.8	9.7
Total	$106.9	$70.5

EQUITY

The components of equity are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Trust Units	$550.5	$550.2
Contributed surplus	3.1	—
Retained earnings	165.2	93.9
Unitholders’ equity	718.8	644.1
Non-controlling interest	1,892.1	1,700.8
Total	$2,610.9	$2,344.9

The following tables summarize the changes in the units outstanding during the year ended December 31, 2011 and December 31, 2010:

	2011
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,095,603	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	14,957	—
Total units outstanding at December 31, 2011	26,110,560	67,088,022

13	2011 Annual Report

	2010
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	20,297,801	72,883,405
Units issued pursuant to Distribution Reinvestment Plan	2,419	—
Units issued through the conversion of Class B LP Units	5,795,383	(5,795,383)
Total units outstanding at December 31, 2010	26,095,603	67,088,022

In November 2011, we renewed our normal course issuer bid for our Trust Units for a further one-year period. During the twelve-month period commencing November 5, 2011, and ending November 4, 2012, we may purchase on the Toronto Stock Exchange up to 1,305,347 Trust Units, representing approximately 5% of our issued and outstanding Trust Units. A copy of the Notice of Intention relating to our normal course issuer bid may be requested at no charge from the Trust. No Trust Units were repurchased by the Trust under this program for the year ended December 31, 2011.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

The following tables present distributions declared to Trust unitholders and non-controlling interest for the year ended December 31, 2011 and December 31, 2010:

	2011
(Millions)	Trust Units	Class B LP Units
Paid in cash or DRIP	$25.8	$66.5
Payable as of December 31, 2011	2.4	6.0
Total	28.2	72.5
Per unit	$1.08	$1.08

	2010 (1)
(Millions)	Trust Units	Class B LP Units
Paid in cash or DRIP	$11.8	$40.3
Payable as of December 31, 2010	2.1	5.4
Total	13.9	45.7
Per unit	$0.64	$0.64

(1) Represents eight months of distributions in 2010 as the Trust was formed on May 1, 2010.

Brookfield Canada Office Properties	14

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures; and
▪	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

Our commercial property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and cash equivalents. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At December 31, 2011, we had approximately $40.5 million of liquidity consisting of $35.5 million of cash on hand, and $5.0 million of undrawn capacity on our credit facility.

15	2011 Annual Report

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of December 31, 2011, our weighted-average cost of capital, assuming a 9.0% return on equity, was 7.4%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Liabilities
Commercial property and corporate debt	5.5%	5.4%	$1,980.3	$1,591.8
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	634.7	565.1
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,631.9	1,452.7
Total	7.4%	7.4%	$4,246.9	$3,609.6

(1) Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX.

(3) Assumes a 9.0% return on equity for December 31, 2011 and December 31, 2010.

Brookfield Canada Office Properties	16

OPERATING RESULTS

Set out below is a summary of the various components of our income statement results. Discussion of each of these components is provided on the following pages.

(Millions, except per unit amounts)	2011	2010
Commercial property net operating income
Revenue	$445.4	$426.4
Operating expenses	210.8	206.9
	234.6	219.5
Investment and other income	1.3	1.0
	235.9	220.5
Expenses
Interest	91.9	86.2
General and administrative	17.0	15.1
Transaction costs	0.9	4.9
Income before fair value gains	126.1	114.3
Fair value gains	229.3	214.7
Net income and comprehensive income	$355.4	$329.0
Net income and comprehensive income attributable to:
Unitholders	99.5	73.4
Non-controlling interest	255.9	255.6
	$355.4	$329.0
Net income per Trust unit	$3.81	$3.53

REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $445.4 million for the year ended December 31, 2011 (compared to $426.4 million in 2010). The increase is primarily due to the increase in occupancy at Bay Adelaide Centre West Tower and the continued growth in same property revenues.

The components of revenue are as follows:

(Millions)	2011	2010
Rental revenue	$430.5	$400.4
Straight-line rental income	12.8	19.7
Lease termination and non-recurring income	2.1	6.3
Commercial property revenue	445.4	426.4
Investment and other income	1.3	1.0
Total	$446.7	$427.4

COMMERCIAL PROPERTY NET OPERATING INCOME

Our commercial property net operating income for the year ended December 31, 2011, was $234.6 million (compared to $219.5 million in 2010). The increase is primarily due to the increase in occupancy at Bay Adelaide Centre West Tower and the continued growth in same property commercial property net operating income.

The components of commercial property net operating income are as follows:

(Millions)	2011	2010
Revenue from commercial property operations	$445.4	$426.4
Operating expenses	210.8	206.9
Total	$234.6	$219.5

(Millions)	2011	2010
Commercial property net operating income – same property	$229.8	$213.2
Investment properties acquired	2.7	—
Lease termination and non-recurring income	2.1	6.3
Total	$234.6	$219.5

17	2011 Annual Report

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. In 2011, we continued to reduce our lease expiry profile. We feel confident with our current rollover risk exposure and are focused on working toward renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2011, we recognized $12.8 million of straight-line rental revenue (compared to $19.7 million in 2010). The decrease over the prior year is primarily due to the expiry of free rent periods for the first generation tenants at Bay Adelaide Centre West Tower in Toronto.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $210.8 million for the year ended December 31, 2011 (compared to $206.9 million in 2010).

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property commercial property net operating income. Our total portfolio occupancy rate on a same-property basis, excluding the Acquisition, increased to 97.7%, up 60 basis points from year-end 2010. At December 31, 2011, average in-place net rent throughout the portfolio was $27 per square foot, compared with an average market net rent of $30 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of December 31, 2011:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	8,759	8.2	28	30
Ottawa, Ontario	1,745	2.3	18	22
Calgary, Alberta	5,639	11.8	28	34
Vancouver, B.C.	589	8.7	18	32
Other	3	4.6	29	25
Total	16,735	8.8	27	30

A summary of current and historical occupancy levels at December 31 for the past two years is as follows:

	Dec. 31, 2011		Dec. 31, 2010
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	8,759	93.5	5,436	95.5
Ottawa, Ontario	1,745	99.7	—	—
Calgary, Alberta	5,639	99.4	5,639	98.4
Vancouver, B.C.	589	96.5	589	97.8
Other	3	100.0	3	100.0
Total	16,735	96.2	11,667	97.1

During 2011, we leased 2,913,000 square feet of space, which included 617,000 square feet of new leasing and 2,296,000 square feet of renewals, compared to expiries of 519,000 square feet and accelerated expiries of 2,350,000. The average leasing net rent was $32 per square foot, which is an increase of 14.3% over the average expiring net rent of $28 per square foot.

Brookfield Canada Office Properties	18

The details of our leasing activity for the year ended December 31, 2011, are as follows:

	Dec. 31, 2010(1)		Activities during the year ended Dec. 31, 2011						Dec. 31, 2011
	Total			Average		Year One(2)	Average(3)		Total
	Leasable			Expiring		Leasing	Leasing		Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Acq.	Area	Leased
Toronto, Ontario	5,436	5,194	(1,279)	$27	1,278	$31	$33	2,997	8,759	8,190
Ottawa, Ontario	—	—	(4)	16	4	16	16	1,740	1,745	1,740
Calgary, Alberta	5,639	5,552	(1,502)	30	1,554	31	32	—	5,639	5,604
Vancouver, B.C.	589	575	(84)	22	77	32	33	—	589	568
Other	3	3	—	—	—	—	—	—	3	3
Total Leasing	11,667	11,324	(2,869)	$28	2,913	$31	$32	4,737	16,735	16,105

(1) Restated for re-measurements.

(2) Represents net rent in the first year.

(3) Represents average net rent over lease term.

Additionally, during the year ended December 31, 2011, tenant improvements and leasing costs related to leasing activity that occurred averaged $19.97 per square foot, compared to $19.93 per square foot during 2010.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $1.3 million in 2011 (compared to $1.0 million in 2010). The amounts primarily include interest earned on cash balances.

INTEREST EXPENSE

Interest expense totaled $91.9 million in 2011 (compared to $86.2 million in 2010). The increase is due to the rise in the floating rate applicable to Bay Adelaide Centre West Tower prior to the permanent financing arranged in December 2011, coupled with the permanent fixed rate financing placed on Bankers Court during the fourth quarter of 2010 and the up-financings of Queen’s Quay Terminal during the first quarter of 2011 and Fifth Avenue Place during the third quarter of 2011.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $17.0 million in 2011 (compared to $15.1 million in 2010). The increase is due to an increase in professional fees and asset management fees during the year.

TRANSACTION COSTS

Transaction costs were $0.9 million in 2011 (compared to $4.9 million in 2010). The decrease is due to professional fees incurred related to consulting and legal services in connection with the reorganization of certain assets of BPP into BOX during 2010. Costs incurred during 2011 related to consulting and legal services in connection with the Acquisition.

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS

During the year ended December 31, 2011, the Trust recognized fair value gains of $229.3 million (compared to $214.7 million in 2010). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates.

19	2011 Annual Report

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $1.36 per unit during the year ended December 31, 2011 (compared to $1.28 per unit in 2010).

(Millions, except per unit amounts)	2011	2010
Net income	$355.4	$329.0
Add (deduct):
Fair value gains	(229.3)	(214.7)
Transaction costs	0.9	4.9
Funds from operations	$127.0	$119.2
Funds from operations – unitholders	35.6	26.6
Funds from operations – non-controlling interest	91.4	92.6
	$127.0	$119.2
Weighted average Trust Units outstanding	26.1	20.8
Funds from operations per Trust unit	$1.36	$1.28

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $1.02 per unit during the year ended December 31, 2011 (compared to $0.88 per unit in 2010).

(Millions, except per unit amounts)	2011	2010
Funds from operations Deduct:	$127.0	$119.2
Straight-line rental income	(12.8)	(19.7)
Normalized second-generation leasing commissions and tenant improvements(1)	(15.2)	(14.0)
Normalized sustaining capital expenditures(1)	(3.6)	(3.2)
Adjusted funds from operations	$95.4	$82.3
Adjusted funds from operations – unitholders	26.7	18.3
Adjusted funds from operations – non-controlling interest	68.7	64.0
	$95.4	$82.3
Weighted average Trust Units outstanding	26.1	20.8
Adjusted funds from operations per Trust unit	$1.02	$0.88
Trust unit distributions declared(2)	$1.08	$0.96

(1) As the components used in calculating adjusted funds from operations vary period to period, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.

(2) Distributions are annualized.

Adjusted funds from operations is calculated by adjusting funds from operations for straight-line rental income, normalized second-generation leasing commissions and tenant improvements, and sustaining capital expenditures for maintaining the infrastructure and current rental revenues of our properties. There is no standard industry defined measure of adjusted funds from operations; therefore, our methodology of calculating adjusted funds from operations will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FROM OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

(Millions)	2011	2010
Cash generated from operating activities	$117.5	$62.2
Add (deduct):
Working capital and other	(21.7)	14.8
Leasing commissions and tenant inducements	19.6	20.1
Amortization of deferred financing costs	(2.1)	(2.5)
Transaction costs	0.9	4.9
Normalized second-generation leasing commissions and tenant improvements	(15.2)	(14.0)
Normalized sustaining capital expenditures	(3.6)	(3.2)
Adjusted funds from operations	$95.4	$82.3

Brookfield Canada Office Properties	20

QUARTERLY RESULTS

The results by quarter are as follows:

	2011				2010
(Millions, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$120.1	$109.1	$109.8	$107.7	$109.4	$111.2	$104.3	$102.5
Commercial property net operating income	63.0	57.0	58.9	57.0	52.7	60.4	55.0	52.4
Interest expense	24.7	23.1	22.3	21.8	22.0	21.7	21.3	21.2
Funds from operations	33.1	30.0	32.5	31.4	27.0	34.9	29.9	27.4
Adjusted funds from operations	25.5	23.6	23.9	22.4	18.5	27.0	20.5	16.3
Net income	216.9	50.7	47.5	40.3	234.4	39.0	12.0	43.6
Net income per Trust unit	$2.33	$0.54	$0.51	$0.43	$2.51	$0.42	$0.13	$0.47

Selected Annual Information

(Millions, except per unit amounts)	2011	2010	2009
Revenue	$446.7	$427.4	$372.7
Net income (loss)	355.4	329.0	(221.3)
Distributions per Trust Units	1.08	0.64	—
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Total assets	$4,698.1	$4,007.2	$3,740.7
Total non-current financial liabilities	1,748.2	1,066.4	1,142.1

21	2011 Annual Report

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 23 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 15 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 6.0% of our outstanding commercial property and corporate debt at December 31, 2011 is floating-rate debt (December 31, 2010 – 25.3%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $1.2 million on an annual basis or approximately $0.01 per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $2.0 million on an annual basis or approximately $0.02 per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 42.7% of the fair market value of our investment properties based on December 31, 2011 investment property valuations. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

Brookfield Canada Office Properties	22

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 13.8% of total leasable area and 4.2% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

					000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	Year of Expiry	2012	2013	2014	2015	2016	Beyond	Total	% of Sq. Ft.(2)
1	Government and related agencies	Toronto, Ottawa, Calgary	AAA	Various	17	1,169	64	595	204	259	2,308	13.8%
2	Suncor Energy Inc.	Calgary	BBB+	2028						1,313	1,313	7.8%
3	Bank of Montreal	Toronto, Calgary	A+	Various	40	75	13		17	988	1,133	6.8%
4	Imperial Oil	Calgary	AAA	2016					717		717	4.3%
5	Talisman Energy	Calgary	BBB	2015/2025				12		527	539	3.2%
6	Royal Bank	Toronto, Calgary, Vancouver	AA-	Various		58		12	16	404	490	2.9%
7	Enbridge Inc.	Calgary	A-	2028						311	311	1.9%
8	Bennett Jones	Toronto, Calgary	Not Rated	2016/2027					145	161	306	1.8%
9	Deloitte & Touche	Toronto, Calgary	Not Rated	Various				98	49	156	303	1.8%
10	KPMG Management Services LP	Toronto	Not Rated	2025						297	297	1.8%
11	Canadian Natural Resources	Calgary	BBB+	2026						290	290	1.7%
12	CIBC	Toronto, Calgary	A+	2020/2053						289	289	1.7%
13	EnCana Corporation	Calgary	BBB+	2015				241			241	1.4%
14	Osler, Hoskin & Harcourt	Toronto	Not Rated	2030						227	227	1.4%
15	McMillan LLP	Toronto, Vancouver	Not Rated	Various						201	201	1.2%
16	Goodmans LLP	Toronto	Not Rated	2026						182	182	1.1%
17	The Bay	Toronto	Not Rated	2019/2020						179	179	1.1%
18	Gowlings Canada Inc.	Toronto	Not Rated	2020						170	170	1.0%
19	The Manufacturers Life Insurance	Toronto	AA-	2022						169	169	1.0%
20	Westcoast Energy	Calgary, Vancouver	BBB+	2015/2022				40		125	165	1.0%
	Total				57	1,302	77	998	1,148	6,248	9,830	58.7%
	Total %				0.6%	13.2%	0.8%	10.2%	11.7%	63.5%	100.0%

 (1) From Standard & Poor’s.

(2) Percentage of total leasable area, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 6.3% of our leases mature annually up to 2015. Our portfolio has a weighted-average lease life of nine years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2011:

	Currently								2019
(000’s Sq. Ft.)	Available	2012	2013	2014	2015	2016	2017	2018	& Beyond	Leasable	Parking	Total
Toronto, Ontario	569	284	436	302	522	935	481	363	4,867	8,759	1,790	10,549
Ottawa, Ontario	5	13	1,151	9	547	6	—	—	14	1,745	1,030	2,775
Calgary, Alberta	35	61	106	53	482	758	68	169	3,907	5,639	897	6,536
Vancouver, B.C.	21	36	104	25	75	45	48	11	224	589	264	853
Other	—	—	1	—	—	—	—	—	2	3	—	3
Total	630	394	1,798	389	1,626	1,744	597	543	9,014	16,735	3,981	20,716
% of total	3.8%	2.4%	10.7%	2.3%	9.7%	10.4%	3.6%	3.2%	53.9%	100.0%	—	100.0%

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

23	2011 Annual Report

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years.

INSURANCE RISKS

The Trust maintains insurance on its properties. The Trust maintains all-risk property insurance and rental-value coverage (including coverage for the perils of flood, earthquakes, and windstorms). The Trust’s all-risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and it is subject to a $100,000 (dollars) deductible for all locations except British Columbia, where the deductible is 3% of the values for all locations where the physical loss, damage, or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) combined for all losses arising from the same occurrence. Windstorm is included under the all-risk coverage and has $1.5 billion limits per occurrence with a $10,000 (dollars) deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business-interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business-interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

DERIVATIVE FINANCIAL INSTRUMENTS

We utilize derivative financial instruments from time to time, primarily to manage financial risks, including interest rate, commodity, and foreign-exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure, and there is reasonable assurance the hedge will be effective in offsetting an identified risk. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability, or anticipated transaction to which they relate arise.

Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk-management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification, and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign-exchange rates and gas prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item.

Brookfield Canada Office Properties	24

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

Related Party Disclosures – Revised Definition of Related Parties

On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” . IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in the Trust’s financial statements have been prepared in accordance with the revised standard.

Future accounting policy changes

Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” establishes principles for the preparation of financial statements when an entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

Joint Arrangements

IFRS 11, “Joint Arrangements” replaces the existing IAS 31, “Interests in Joint Ventures”. IFRS 11 requires that an entity consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the reporting entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the reporting entity’s financial position, financial performance and cash flows.

Fair Value Measurement

IFRS 13, “Fair Value Measurement” replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted for each standard. The Trust anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its consolidated financial statements.

25	2011 Annual Report

critical accounting policies

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjective judgment and estimates on the part of management.

Investment Properties

Investment properties include commercial properties held to earn rental income. Commercial properties are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows.

Tax

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

Revenue Recognition

We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where we are required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent or free-rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status as well as certain industry-specific or geography-specific credit considerations. We also make judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to investment property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, we must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics, and our designation of the instrument. The category into which we classify a financial instrument determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal, and remaining maturity. The fair value of interest-bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

USE OF ESTIMATES

The preparation of our annual financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the annual financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Brookfield Canada Office Properties	26

RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the year ended December 31, 2011, are amounts paid to BPMC for property management services of $12.4 million (compared to $11.7 million in 2010). Included in investment properties during the year ended December 31, 2011, are amounts paid to BPMC for leasing and construction services of $6.9 million (compared to $3.8 million in 2010). Included in general and administrative expenses during the year ended December 31, 2011, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $12.6 million (compared to $11.5 million in 2010).

Included in rental revenues during the year ended December 31, 2011, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPP, and its affiliates of $2.4 million, which is consistent with the amount earned during 2010.

27	2011 Annual Report

PART V – BUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

Our 2011 performance was strong, with solid financial results, three million square feet of total leasing and an acquisition of interests in the nine assets of the Canadian Office Fund. As we see strong real estate fundamentals in our core markets including a new market, Ottawa, we are excited going into 2012 to continue to operate as Canada’s pre-eminent office REIT.

disclosure controls and procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators National Instrument 52-109) as of December 31, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures as of December 31, 2011, are effective in providing reasonable assurance that material information relating to the Trust would be made known to us by others within those entities.

Internal Controls over Financial Reporting

Management of the Trust is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Trustees, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management assessed both the design and operating effectiveness of the Trust’s internal control over financial reporting as of December 31, 2011, based on criteria established by the COSO control framework and National Instrument 52-109. Based on this assessment, management concludes that, as of December 31, 2011, the Trust’s internal control over financial reporting is effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management took appropriate steps that enabled it to conclude that during the fiscal year ended December 31, 2011, no changes were made to internal controls over financial reporting that would have materially affected or would be reasonably considered to materially affect these controls.

Bryan K. Davis

Chief Financial Officer

March 5, 2012

Brookfield Canada Office Properties	28

DISTRIBUTIONS Trust distributions declared for the year ended December 31, 2011 and December 31, 2010 are as follows:

(Millions)	2011	2010(1)
Paid in cash or DRIP	$25.8	$11.8
Payable at December 31	2.4	2.1
Total	28.2	13.9
Per unit	$1.08	$0.64

(1) Represents eight months of distributions in 2010 as the Trust was formed on May 1, 2010.

29	2011 Annual Report

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the Trust. To fulfill this responsibility, the Trust maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the unitholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the Board of Trustees and unitholders their opinion on the consolidated financial statements. Their report as independent auditors is set out on the following page.

The consolidated financial statements have been further examined by the Board of Trustees and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Trustees. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Trustees, directly and through its Audit Committee, oversees management’s responsibilities and is responsible for reviewing and approving the financial statements.

Jan Sucharda	Bryan K. Davis
President and Chief Executive Officer	Chief Financial Officer
March 5, 2012

Brookfield Canada Office Properties	30

Independent Auditor’s Report

To the Board of Trustees and Unitholders of Brookfield Canada Office Properties

We have audited the accompanying consolidated financial statements of Brookfield Canada Office Properties (formerly, Brookfield Office Properties Canada) (the “Trust”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of income and comprehensive income, statements of changes in equity and statements of cash flows for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing on opinion or the effectiveness of the Trust’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2011 and December 31, 2010, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 5, 2012

31	2011 Annual Report

Consolidated Balance Sheets

(Millions) (CDN$)	Note	Dec. 31, 2011	Dec. 31, 2010
Assets
Non-current assets
Investment properties	6	$4,637.9	$3,965.0

Current assets
Tenant and other receivables	8	17.5	15.4
Other assets	9	7.2	6.4
Cash and cash equivalents	10	35.5	20.4
		60.2	42.2
Total assets		$4,698.1	$4,007.2

Liabilities
Non-current liabilities
Commercial property and corporate debt	11	$1,748.2	$1,066.4

Current liabilities
Commercial property and corporate debt	11	232.1	525.4
Accounts payable and other liabilities	12	106.9	70.5
		339.0	595.9
Total liabilities		2,087.2	1,662.3

Equity	14
Unitholders’ equity		718.8	644.1
Non-controlling interest		1,892.1	1,700.8
Total equity		2,610.9	2,344.9
Total liabilities and equity		$4,698.1	$4,007.2

See accompanying notes to the consolidated financial statements.

On behalf of the Trust,

Thomas F. Farley	Jan Sucharda
Chairman	President and Chief Executive Officer

Brookfield Canada Office Properties	32

Consolidated Statements of Income and Comprehensive Income

Years ended December 31 (Millions, except per unit amounts) (CDN$)	Note	2011	2010
Commercial property net operating income	15,18
Revenue		$445.4	$426.4
Operating expenses		210.8	206.9
		234.6	219.5
Investment and other income	15	1.3	1.0
		235.9	220.5
Expenses
Interest		91.9	86.2
General and administrative	18	17.0	15.1
Transaction costs		0.9	4.9
Income before fair value gains		126.1	114.3
Fair value gains		229.3	214.7
Net income and comprehensive income		$355.4	$329.0

Net income and comprehensive income attributable to:
Unitholders		$99.5	$73.4
Non-controlling interest		255.9	255.6
		$355.4	$329.0
Net income per Trust unit		$3.81	$3.53

See accompanying notes to the consolidated financial statements.

33	2011 Annual Report

Consolidated Statements of Changes in Equity

Years ended December 31 (Millions) (CDN$)	Note	2011	2010
Trust Units
Balance at beginning of year		$550.2	$422.6
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	13	0.3	0.1
Issuance of Trust Units through conversion of Class B LP Units		—	127.5
Balance at end of year		550.5	550.2
Contributed surplus
Balance at beginning of year		—	—
Acquisition of investment properties	5	3.1	—
Balance at end of year		3.1	—
Retained earnings
Balance at beginning of year		93.9	27.6
Net income		99.5	73.4
Distributions	13	(28.2)	(13.9)
Other contributions		—	2.0
Issuance of Trust Units through conversion of Class B LP Units		—	4.8
Balance at end of year		165.2	93.9
Total unitholders’ equity		$718.8	$644.1

Non-controlling interest
Balance at beginning of year		$1,700.8	$1,615.6
Net income		255.9	255.6
Distributions	13	(72.5)	(45.7)
Other contributions		—	7.6
Issuance of Trust Units through conversion of Class B LP Units		—	(132.3)
Acquisition of investment properties	5	7.9	—
Balance at end of year		1,892.1	1,700.8
Total equity		$2,610.9	$2,344.9

See accompanying notes to the consolidated financial statements.

Brookfield Canada Office Properties	34

Consolidated Statements of Cash Flows

Years ended December 31 (Millions)(CDN$)	Note	2011	2010
Operating activities
Net income		$355.4	$329.0
Add (deduct):
Straight-line rental income		(12.8)	(19.7)
Amortization of deferred financing costs		2.1	2.5
Leasing commissions and tenant inducements		(19.6)	(20.1)
Fair value gains		(229.3)	(214.7)
Other working capital		21.7	(14.8)
Cash flows provided by operating activities		117.5	62.2

Investing activities
Capital expenditures		(38.6)	(30.6)
Acquisition of investment properties	5	(220.1)	—
Cash flows used in investing activities		(258.7)	(30.6)

Financing activities
Commercial property and corporate debt arranged		786.3	66.8
Commercial property and corporate debt repayments		(502.0)	(48.0)
Commercial property and corporate debt amortization		(28.6)	(25.4)
Trust unit distributions paid	13	(27.6)	(11.8)
Class B LP unit distributions paid	13	(71.8)	(40.3)
Other contributions		—	9.6
Cash flows provided by (used in) financing activities		156.3	(49.1)
Increase (decrease) in cash and cash equivalents		15.1	(17.5)
Cash and cash equivalents, beginning of year		20.4	37.9
Cash and cash equivalents, end of year	10,20	$35.5	$20.4

See accompanying notes to the consolidated financial statements.

35	2011 Annual Report

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated March 19, 2010. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of BPO Properties Ltd. (“BPP”), which owns an aggregate equity interest in the Trust of 83.3% as of December 31, 2011 consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

The formation of the Trust involved the reorganization of certain of BPP’s commercial office assets under BOX. In addition, BOX acquired Brookfield Office Properties Inc.’s (“BPO”) interest in Brookfield Place, BPO’s flagship office complex in Toronto, which consists of Bay Wellington Tower and a partial interest in the associated retail concourse and parking operations (the “Brookfield Place Interest”). The transactions were effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to BOPC LP in exchange for the assumption of debt and the issuance of Trust Units and Class B LP Units. The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt, and the issuance of Class B LP Units. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing REITs, were retained by BPP for consideration satisfied through the issuance of equity in BOX.

Pursuant to the Arrangement, holders of BPP’s common shares, other than BPO, received one Trust Unit for each common share held.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of presentation

The financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The transfer of the Contributed Assets and the Brookfield Place Interest into the Trust represented a transaction between entities under common control. As such, the carrying amounts of the Contributed Assets and the Brookfield Place Interest reflect those previously reported in the consolidated financial statements of BPP and BPO.

(c)	Basis of consolidation

The consolidated financial statements include the accounts of the Trust and its consolidated subsidiaries consisting of BOPC GP Inc. and BOPC LP, which are the entities over which the Trust has control. Control exists when the Trust has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Trust holds all of the Class A Limited Partnership Units of BOPC LP (“Class A LP Units”). The holders of the Class A LP Units are entitled to vote at all meetings of the partners of BOPC LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of BOPC LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of BOPC LP. Non-controlling interests in the equity and results of the Trust are shown separately in equity on the consolidated balance sheets.

Brookfield Canada Office Properties	36

(d)	Interests in joint ventures

A joint venture is a contractual arrangement pursuant to which the Trust and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

The Trust undertakes its activities under joint venture arrangements through direct interests in the joint venture’s assets, rather than through the establishment of a separate entity. Accordingly, the Trust’s proportionate share of jointly controlled assets, liabilities, revenues and expenses are recognized in the consolidated financial statements and classified according to their nature.

(e)	Investment properties

Investment properties include commercial properties held to earn rental income. Commercial properties are recorded at fair value, determined based on available market evidence, as at the consolidated balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

Initial direct leasing costs incurred by the Trust in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(f)	Assets held for sale

Non-current assets and groups of assets and liabilities that comprise disposal groups are categorized as assets held for sale where the asset or disposal group is available for sale in its present condition and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale, there is an active program to find a buyer, the non-current asset or disposal group is being actively marketed at a reasonable price, the sale is anticipated to be completed within one year from the date of classification, and it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups are carried at the lesser of carrying amount and fair value less costs to sell. The profit or loss arising on re-classification or sale of a disposal group is recognized as discontinued operations.

(g)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the Trust has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are remeasured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(h)	Revenue recognition

The Trust has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Trust is required to make additions to the property in the form of tenant improvements that enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(i)	Financial instruments and derivatives

Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and that are not closely related to the host contract, and gains and losses arising from changes in fair value of derivative instruments are recognized in net income in the period the changes occur.

37	2011 Annual Report

The following summarizes the Trust’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Tenant receivables	Loans and receivables	Amortized cost
Commercial property and corporate debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

(j)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(k)	Non-controlling interest

Class B LP Units are classified as non-controlling interest and are presented as a component of equity as they represent equity interests in BOPC LP not attributable, directly or indirectly, to the Trust.

(l)	Income taxes

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust intends to distribute or designates all taxable earnings to unitholders and, under current legislation, the obligation to pay tax rests with each unitholder. No current or deferred tax provision is recognized in the Trust’s financial statements on the Trust’s income.

(m)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the Trust’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Leases

The Trust’s policy for revenue recognition on investment properties is described in Note 2(h). In applying this policy, the Trust makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which determines whether such amounts are treated as additions to investment property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the Trust must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The Trust also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the Trust is lessor, are operating or finance leases. The Trust has determined that all of its leases are operating leases.

(ii)	Investment property

The Trust’s accounting policies relating to investment property are described in Note 2(e). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(iii)	Income taxes

Deferred income taxes are not recognized in the Trust’s financial statements on the basis that the Trust can deduct distributions paid such that its liability for income taxes is substantially reduced or eliminated for the year, and the Trust intends to continue to distribute its taxable income and continue to qualify as a real estate investment trust for the foreseeable future.

(iv)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Trust has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Trust’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration paid or received, where the Trust is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(n)	Critical Accounting Estimates and Assumptions

The Trust makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)	Investment property

The critical estimates and assumptions underlying the valuation of investment properties are set out in Note 6.

Brookfield Canada Office Properties	38

(ii)	Prior period general and administrative expenses and property management fees

Financial results of the Trust are presented on a continuity-of-interest basis as discussed in Note 2(b). Comparative amounts represent a carve-out from the historical consolidated financial statements of BPP combined with the acquired interest in the Brookfield Place Interest. As such, the amounts included as general and administrative expenses and property management fees are estimates and do not necessarily approximate the expenses and fees that the Trust would have incurred had the Trust been a stand-alone entity during the prior periods presented.

NOTE 3: ADOPTION OF ACCOUNTING STANDARD

Related Party Disclosures – Revised Definition of Related Parties

On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures”. IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

(a)	Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b)	Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” establishes principles for the preparation of financial statements when an entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

(c)	Joint Arrangements

IFRS 11, “Joint Arrangements” replaces the existing IAS 31, “Interests in Joint Ventures”. IFRS 11 requires that an entity consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

(d)	Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the reporting entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the reporting entity’s financial position, financial performance and cash flows.

(e)	Fair Value Measurement

IFRS 13, “Fair Value Measurement” replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted for each standard. The Trust anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its consolidated financial statements.

39	2011 Annual Report

NOTE 5: acquisition of INVESTMENT PROPERTIES

On December 1, 2011, the Trust acquired from its parent company, BPP, a 25% interest in nine office assets from BPP’s Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa (the “Acquired Assets” or the “Acquisition”). The purchase price of $362.1 million was based on the fair values of the Acquired Assets as at December 1, 2011, which were valued by qualified external valuation professionals. The Acquisition was funded through existing liquidity and assumption of debt of $140.0 million.

Consistent with its policy for transactions with entities under common control, the Trust has measured the Acquired Assets and related debt at their carrying amounts. As such, the Trust recognized a total of $11.0 million in contributed surplus for the difference between the amount paid and the carrying amount (allocated as $3.1 million to contributed surplus and $7.9 million to non-controlling interest).

The earnings from the Trust’s interest in the Acquired Assets are included in the consolidated statement of income and comprehensive income commencing from December 1, 2011. The rental revenues and net income recognized during this period was $5.9 million and $2.8 million, respectively. The assets, liabilities, and earnings from the Trust’s interest have been proportionately consolidated in the consolidated financial statements. Total rental revenues and net income of the Acquired Assets for the year ended December 31, 2011 was $60.8 million and $7.9 million, respectively. These amounts do not include certain ground rent expenditures, which are expected to be incurred commencing in 2014.

NOTE 6: Investment properties

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Balance at beginning of year	$3,965.0	$3,673.4
Additions:
Investment property acquisitions	362.1	—
Capital expenditures and tenant improvements	43.1	32.0
Leasing commissions	15.6	12.5
Tenant inducements	10.0	7.0
Fair value gains	229.3	214.7
Other changes	12.8	25.4
Balance at end of year	$4,637.9	$3,965.0

Other changes represent net straight-line rent recognized in accordance with IAS 17, “Leases” that is implied within the fair value of investment properties.

Investment properties with an aggregate fair value of $1,521.2 million (compared to $140.4 million at December 31, 2010) were valued by qualified external valuation professionals.

All properties were valued by the Trust based on available market evidence. The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. In connection with determining these values, the Trust obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values.

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	December 31, 2011			December 31, 2010
	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	6.6%	6.1%	11	6.7%	6.2%	12
Western region	6.8%	6.3%	10	7.0%	6.4%	10
Average	6.7%	6.2%	11	6.9%	6.3%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

Included in investment properties is $121.1 million (compared to $92.3 million at December 31, 2010) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term in accordance with IAS 17, “Leases.”

Brookfield Canada Office Properties	40

Investment properties with a fair value of approximately $825.2 million (compared to $516.0 million at December 31, 2010) are situated on land held under leases or other agreements largely expiring after the year 2023. Investment properties do not include any properties held under operating leases.

Investment properties with a fair value of $4,253.9 million (compared to $2,934.0 million at December 31, 2010) are pledged as security for commercial property and corporate debt.

NOTE 7: INVESTMENT IN JOINTLY CONTROLLED ASSETS

The Trust’s interests in the following properties are subject to joint control and, accordingly, the Trust has recorded its share of the related assets, liabilities, revenue, and expenses of the properties:

	Proportionate Ownership Interest
Jointly controlled assets	Dec. 31, 2011	Dec. 31, 2010
Exchange Tower	50%	50%
Fifth Avenue Place	50%	50%
Bankers Hall	50%	50%
Bankers Court	50%	50%
Suncor Energy Centre	50%	50%
Brookfield Place Retail	50%	50%
Brookfield Place Parking	56%	56%
First Canadian Place (1)	25%	—
2 Queen St. E. (1)	25%	—
151 Yonge St. (1)	25%	—
Place de Ville I (1)	25%	—
Place de Ville II (1)	25%	—
Jean Edmonds Towers (1)	25%	—

(1) On December 1, 2011, the Trust acquired a 25% interest in nine office assets from BPP’s Canadian Office Fund portfolio.

First Canadian Place is owned through First Place Tower Brookfield Properties Inc., a joint venture company. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to an extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

Summarized financial information in respect of the Trust’s interest in jointly controlled assets is set out below:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	$2,159.6	$1,706.7
Current assets	34.5	13.6
Total assets	2,194.1	1,720.3

Non-current liabilities	663.5	439.2
Current liabilities	124.3	99.3
Total liabilities	787.8	538.5
Net assets	$1,406.3	$1,181.8

(Millions)	2011	2010
Revenue	$186.0	$181.3
Expenses	112.4	108.2
	73.6	73.1
Fair value gains	48.5	51.7
Net income	$122.1	$124.8

NOTE 8: TENANT AND OTHER RECEIVABLES

As of December 31, 2011, the Trust recorded $0.2 million as a reserve against uncollectible tenant receivables, which is consistent with the amount at December 31, 2010.

As of December 31, 2011, approximately $0.8 million of the Trust’s balance of accounts receivables is over 90 days past due (compared to approximately $0.9 million at December 31, 2010).

41	2011 Annual Report

NOTE 9: OTHER ASSETS

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Prepaid expenses and other assets	$6.4	$5.6
Restricted cash	0.8	0.8
Total	$7.2	$6.4

NOTE 10: CASH AND CASH EQUIVALENTS

At December 31, 2011, the Trust had $nil of cash placed in term deposits, which is consistent with the amount at December 31, 2010. For the year ended December 31, 2011, interest income of $0.6 million was recorded on cash and cash equivalents, compared with $0.3 million in 2010.

Note 11: Commercial property and corporate debt

	Dec. 31, 2011		Dec. 31, 2010
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial property debt
Fixed rate	5.6%	$1,860.6	6.3%	$1,189.5
Floating rate	—	—	2.6%	402.3
Total commercial property debt	5.6%	1,860.6	5.4%	1,591.8
Corporate debt
Floating rate	3.3%	119.7	—	—
Total commercial property and corporate debt	5.5%	$1,980.3	5.4%	$1,591.8

Current		$232.1		$525.4
Non-current		1,748.2		1,066.4
Total debt		$1,980.3		$1,591.8

The Trust’s secured commercial property and corporate debt is non-recourse to the Trust with the exception of $106.1 million (compared to $510.4 million at December 31, 2010) which has limited recourse to the Trust’s parent, BPP and $119.7 million (compared to $nil at December 31, 2010) which is recourse to the Trust.

Commercial property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Dec. 31, 2011
2012	$36.5	$195.6	$232.1	5.9%
2013	24.9	584.1	609.0	6.4%
2014	18.6	387.9	406.5	5.3%
2015	15.3	—	15.3	—%
2016	16.1	—	16.1	—%
2017 and thereafter	89.3	612.0	701.3	4.7%
Total	$200.7	$1,779.6	$1,980.3	5.5%

For the year ended December 31, 2011, interest of $91.9 million (compared to $86.2 million in 2010) was recorded on commercial property and corporate debt.

Approximately 6.0% of the Trust’s outstanding commercial property and corporate debt at December 31, 2011, is floating rate debt (compared to 25.3% at December 31, 2010). The effect of a 100 basis-point increase in interest rates on interest expense relating to floating rate debt, all else being equal, is an increase in interest expense of $1.2 million on an annual basis. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $2.0 million on an annual basis.

The fair value of commercial property and corporate debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As of December 31, 2011, the fair value of commercial property and corporate debt exceeds the principal loan value of these obligations by $72.5 million (compared to an excess of $66.8 million at December 31, 2010).

Brookfield Canada Office Properties	42

Interest rate risk arises when the fair value or future cash flows of commercial property and corporate debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Trust, or on any terms at all. The Trust attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Trust has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Trust’s strategy to stagger its borrowing maturities attempts to mitigate the Trust’s exposure to excessive amounts of debt maturing in any one year. The Trust has debt totaling $195.6 million maturing in 2012, representing 9.9% of the Trust’s total debt outstanding at December 31, 2011, of which $165.9 million, $9.9 million and $19.8 million matures in the second, third and fourth quarter of 2012, respectively.

During the first quarter of 2011, the Trust completed the refinancing of Queen’s Quay Terminal in Toronto for $90.0 million, generating net proceeds of $58.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing April 1, 2021, and bears interest at 5.40% per annum.

During the second quarter the Trust established bilateral agreements with five Canadian chartered banks for an aggregate revolving unsecured credit facility of $125.0 million with a three-year term and one one-year extension option and bears interest at bankers’ acceptance plus 2%. As of December 31, 2011, the balance drawn on these facilities was $120.0 million.

During the third quarter of 2011, the Trust completed the refinancing of Fifth Avenue Place in Calgary for $175.0 million, generating net proceeds of $109.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing August 5, 2021, and bears interest at 4.71% per annum.

During the fourth quarter of 2011, the construction financing on Bay Adelaide Centre West Tower in Toronto was repaid and replaced with permanent financing totaling $405.0 million. The new loan has a 10-year term maturing December 21, 2021, and bears interest at 4.426% per annum.

NOTE 12: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Accounts payable and accrued liabilities	$93.1	$60.8
Accrued interest	13.8	9.7
Total	$106.9	$70.5

NOTE 13: DISTRIBUTIONS

The following tables present distributions declared for the year ended December 31, 2011 and December 31, 2010:

	2011
(Millions)	Trust Units	Class B LP Units
Paid in cash or DRIP	$25.8	$66.5
Payable as of December 31, 2011	2.4	6.0
Total	28.2	72.5
Per unit	$1.08	$1.08

	2010(1)
(Millions)	Trust Units	Class B LP Units
Paid in cash or DRIP	$11.8	$40.3
Payable as of December 31, 2010	2.1	5.4
Total	13.9	45.7
Per unit	$0.64	$0.64

(1) Represents eight months of distributions in 2010 as the Trust was formed on May 1, 2010.

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the year ended December 31, 2011, $332,231 (dollars) or 14,957 Trust Units were paid through the DRIP, compared to $51,954 (dollars), or 2,419 Trust Units in 2010.

43	2011 Annual Report

NOTE 14: EQUITY

The components of equity are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Trust Units	$550.5	$550.2
Contributed surplus	3.1	—
Retained earnings	165.2	93.9
Unitholders’ equity	718.8	644.1
Non-controlling interest	1,892.1	1,700.8
Total	$2,610.9	$2,344.9

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of December 31, 2011, The Trust had a total of 26,110,560 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the year ended December 31, 2011 and December 31, 2010:

	2011
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	26,095,603	67,088,022
Units issued pursuant to DRIP	14,957	—
Total units outstanding at December 31, 2011	26,110,560	67,088,022

	2010
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of year	20,297,801	72,883,405
Units issued pursuant to DRIP	2,419	—
Units issued through the conversion of Class B LP Units	5,795,383	(5,795,383)
Total units outstanding at December 31, 2010	26,095,603	67,088,022

In November 2011, the Trust renewed its normal course issuer bid for its Trust Units for a further one-year period. During the twelve-month period commencing November 5, 2011, and ending November 4, 2012, the Trust may purchase on the Toronto Stock Exchange up to 1,305,347 Trust Units, representing approximately 5% of its issued and outstanding Trust Units. A copy of the Notice of Intention relating to its normal course issuer bid may be requested at no charge from the Trust. No Trust Units were repurchased by the Trust under this program for the year ended December 31, 2011.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B LP Units of BOPC LP and are not transferable separately from the Class B LP Units to which they relate. Upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Brookfield Canada Office Properties	44

Non-Controlling interest

The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

NOTE 15: COMMERCIAL PROPERTY OPERATIONS

(a) Revenue

The components of revenue are as follows:

(Millions)	2011	2010
Rental revenue	$430.5	$400.4
Straight-line rental income	12.8	19.7
Lease termination and non-recurring income	2.1	6.3
Commercial property revenue	445.4	426.4
Investment and other income	1.3	1.0
Total	$446.7	$427.4

(b) Commercial property operations

The Trust generally leases investment properties under operating leases with lease terms between five and 10 years, with options to extend up to five additional years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	2011	2010
Not later than 1 year	$234.4	$198.9
Later than 1 year and not longer than 5 years	754.5	641.4
Later than 5 years	1,012.7	866.4
	$2,001.6	$1,706.7

Operating expenses include ground rent expenses for the year ended December 31, 2011, of $4.0 million (compared to $4.3 million in 2010) representing rent expense associated with operating leases for land on which certain of the Trust’s investment properties are situated. These leases have remaining terms of between 12 and 103 years. The Trust does not have an option to purchase the leased land at the expiry of the lease periods.

Future minimum lease payments under these arrangements are as follows:

(Millions)	2011	2010
Not later than 1 year	$7.5	$3.7
Later than 1 year and not longer than 5 years	30.2	14.9
Later than 5 years	512.5	321.4
	$550.2	$340.0

(c) Investment and other income

Investment and other income was $1.3 million for the year ended December 31, 2011 (compared to $1.0 million in 2010). The amounts primarily include interest earned on cash balances.

NOTE 16: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the Trust is uncertain and could be up to $42.0 million in the event the Trust is completely unsuccessful in defending the claims.

45	2011 Annual Report

(c) The Trust has entered into fixed gas-purchase contracts with a third-party gas supplier, which cover the period from November 1, 2011 to October 31, 2012. As of December 31, 2011, the remaining commitment for the Trust to purchase gas for its facilities was $1.4 million.

(d) The Trust has currently guaranteed up to $125.0 million related to its unsecured credit facility. Subsequent to year-end, this guarantee has increased to up to $200.0 million.

(e) As of December 31, 2011 the Trust had commitments totaling $5.0 million to third parties for the First Canadian Place re-cladding and re-positioning project in Toronto.

(f) The Trust maintains insurance on its properties. The Trust maintains all-risk property insurance and rental-value coverage (including coverage for the perils of flood, earthquakes, and windstorms). The Trust’s all-risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and it is subject to a $100,000 (dollars) deductible for all locations except British Columbia, where the deductible is 3% of the values for all locations where the physical loss, damage, or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) combined for all losses arising from the same occurrence. Windstorm is included under the all-risk coverage and has $1.5 billion limits per occurrence with a $10,000 (dollars) deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business-interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business-interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

NOTE 17: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada.

NOTE 18: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the year ended December 31, 2011, are amounts paid to BPMC for property management services of $12.4 million (compared to $11.7 million in 2010). Included in investment properties during the year ended December 31, 2011, are amounts paid to BPMC for leasing and construction services of $6.9 million (compared to $3.8 million in 2010). Included in general and administrative expenses during the year ended December 31, 2011, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $12.6 million (compared to $11.5 million in 2010).

Included in rental revenues during the year ended December 31, 2011, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPP, and its affiliates of $2.4 million, which is consistent with the amount earned during 2010.

NOTE 19: CAPITAL MANAGEMENT AND LIQUIDITY

The Trust employs a broad range of financing strategies to facilitate growth and manage financial risk.

The Trust continually strives to reduce its weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As of December 31, 2011, the weighted-average cost of capital, assuming a 9.0% return on equity, was 7.4%, which is consistent with December 31, 2010.

Brookfield Canada Office Properties	46

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Liabilities
Commercial property and corporate debt	5.5%	5.4%	$1,980.3	$1,591.8
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	634.7	565.1
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,631.9	1,452.7
Total	7.4%	7.4%	$4,246.9	$3,609.6

(1)	Total weighted-average cost of capital is calculated on the weighted-average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX.

(3)	Assumes a 9.0% return on equity for December 31, 2011 and December 31, 2010.

Commercial property and corporate debt

The Trust’s commercial property and corporate debt is primarily fixed-rate and non-recourse to the Trust, thereby reducing the overall financial risk to the Trust. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces equity requirements to finance investment property and enhances equity returns.

The Trust is subject to certain covenants on its borrowings, including debt service coverage and loan-to-value thresholds. As of December 31, 2011, the Trust was in compliance with all of its covenants.

The Trust’s strategy is to satisfy its liquidity needs using cash on hand, cash flows generated from operating activities, and cash provided by financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on credit facilities, and refinancings, including upward refinancings, of maturing indebtedness are the Trust’s principal sources of capital used to pay operating expenses, distributions, debt service, and recurring capital and leasing costs in its investment property portfolio.

The principal liquidity needs for periods beyond the next year are for unit distributions, scheduled debt maturities, and capital expenditures. The Trust’s strategy is to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

The Trust attempts to match the maturity of its commercial property and corporate debt portfolio with the average lease terms of its properties. At December 31, 2011, the average term to maturity of the Trust’s commercial property and corporate debt portfolio was five years and the Trust’s average lease term of its properties was approximately nine years. The Trust will continue to make efforts to match the maturity of the commercial property and corporate debt portfolio with the average lease term of its properties.

The following table presents the contractual maturities of the Trust’s financial liabilities:

		Payments Due By Period
(Millions)	Total	1 year	2-3 years	4 – 5 Years	After 5 Years
Commercial property and corporate debt(1)	$2,414.1	$330.2	$1,136.2	$99.7	$848.0
Accounts payable and other liabilities	106.9	106.9	―	―	―

(1) Includes repayment of principal and interest.

NOTE 20: OTHER INFORMATION

Supplemental cash flow information:

(Millions)	2011	2010
Cash interest paid	$86.3	$83.9

Note 21: APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements were approved by the Trust’s Board of Trustees and authorized for issue on February 14, 2012.

47	2011 Annual Report

Unitholder Information

DISTRIBUTION PAYMENT DATES

	2012		2011		2010
(Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$0.09	$0.09	$0.08	$0.08	$ —	$ —
February 15			0.09	0.09	—	—
March 15			0.09	0.09	—	—
April 15			0.09	0.09	—	—
May 15			0.09	0.09	—	—
June 15			0.09	0.09	0.08	0.08
July 15			0.09	0.09	0.08	0.08
August 15			0.09	0.09	0.08	0.08
September 15			0.09	0.09	0.08	0.08
October 15			0.09	0.09	0.08	0.08
November 15			0.09	0.09	0.08	0.08
December 15			0.09	0.09	0.08	0.08

(1) Distributions payable of $0.09 per unit at December 31, 2011, are payable on January 15, 2012.

Brookfield Canada Office Properties	48

Selected Financial and Operational Information

December 31 (Millions, except per-unit and operating information)	2011	2010
Financial results
Commercial property net operating income	$234.6	$219.5
Funds from operations	127.0	119.2
Adjusted funds from operations	95.4	82.3
Distributions	100.7	59.6
Net income	355.4	329.0
Total assets	4,698.1	4,007.2
Unitholders’ equity	718.8	644.1

Per Trust unit
Trust Units outstanding	26,110,560	26,095,603
Class B LP Units outstanding	67,088,022	67,088,022
Funds from operations	1.36	1.28
Adjusted funds from operations	1.02	0.88
Distributions	1.08	0.64
Unitholders value	28.01	25.16

Operating data
Number of commercial properties	28	19
Total area (000’s of sq. ft.)	20,716	14,402
Owned interest (000’s of sq. ft.)	11,685	10,226
Average occupancy (%)	96.2	97.1

49	2011 Annual Report

Board of Trustees

Thomas F. Farley

Chairman of the Board

President and Global Chief Operating Officer
Brookfield Office Properties Inc.

T. Jan Sucharda

President and Chief Executive Officer

Brookfield Canada Office Properties

Richard B. Clark

Chief Executive Officer

Brookfield Office Properties Inc.

Paul D. McFarlane

Corporate Director

Colum Bastable

Chairman, Cushman & Wakefield Ltd.

Michael F.B. Nesbitt

President, Montrose Mortgage Co. Ltd.

Roderick D. Fraser, Ph.D., O.C.

Officer, Order of Canada

Officers

T. Jan Sucharda

President and Chief Executive Officer

Bryan K. Davis

Chief Financial Officer

Stefan J. Dembinski

Senior Vice President, Asset Management, Eastern

Ian D. Parker

Senior Vice President, Asset Management, Western

Deborah R. Rogers

Senior Vice President, Legal Counsel, Eastern

Secretary

Ryk Stryland

Senior Vice President, Development

T. Nga Trinh

Senior Vice President, Investments

D. Cameron Black

Vice President, Legal Counsel, Western

Melissa J. Coley

Vice President, Investor Relations and Communications

Elliott Feintuch

Vice President, Legal Counsel, Eastern

Michael Yam

Vice President & Controller

Brett M. Fox

Assistant Secretary

Michelle L. Campbell

Assistant Secretary

Brookfield Canada Office Properties	50

BrookFielD CanaDa oFFiCe ProPerties CorPorate inForMation

HEAD OFFICE

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

TRANSFER AGENT

CIBC Mellon Trust Company

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel: 416.682.3860 / 800.387.0825

Fax: 888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

stoCk exChanGe listinG

Series	Stock Symbol	Exchange	Record Date	Payment Date
Trust Units	BOX.UN, BOXC	TSX, NYSE	Last business day of each month	Fifteenth day of each month

UNITHOLDER INFORMATION

Brookfield Canada Office Properties welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Director, Investor Relations and Communications at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent, CIBC Mellon Trust, as listed above.

51	2011 Annual Report

Brookfield Canada Office Properties

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

Brookfield Canada Office Properties	52